July 2, 2019
VIA EDGAR
Michael Henderson
Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    KKR & Co. Inc. (the "Company")
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 3, 2019
File No. 001-34820
Dear Mr. Henderson and Ms. Lubit:
This letter is in response to the comment letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, dated June 21, 2019, regarding the Company's financial statements and related disclosures in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019. This letter will confirm that, as discussed with Mr. Henderson on July 2, 2019, we have requested additional time in order to respond fully to the Staff's comment letter and that we will respond no later than July 15, 2019. Please do not hesitate to contact me at (212) 230-9786 or Scott Karnas at (212) 230-9723 if you have any questions or comments regarding this letter.

Sincerely,
/s/ Christopher Lee
Christopher Lee
Assistant Secretary

cc:    William Janetschek, Chief Financial Officer
Scott Karnas, Controller